James J. Moloney Direct: +1 949.451.4343 Fax: +1 949.475.4756 JMoloney@gibsondunn.com

April 14, 2014

VIA EDGAR AND OVERNIGHT

DELIVERY

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sotheby’s (the “Company”)
Definitive Soliciting Materials filed on Schedule 14A
Filed April 4, 2014 by Third Point LLC et al.
File No. 001-09750

Dear Mr. Panos:

On behalf of our client, Third Point LLC (“Third Point”), we are writing in response to the comment letter, dated April 7, 2014 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Third Point’s above-referenced Definitive Soliciting Materials filed on Schedule 14A, filed with the Commission on April 4, 2014.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by Third Point’s responses to each comment.

Response to Staff Comments

General

1. Comment: We note the following non-exhaustive list of statement that appear to impermissibly impugn the character and integrity of the Sotheby’s Board without explanation, support or a factual foundation as required by Note (b) to Rule 14a-9:

•	The Board has engaged in “legal shenanigans designed to disenfranchise [shareholders].”

Mr. Nicholas P. Panos

April 14, 2014

Response: As described in the Definitive Proxy Statement on Schedule 14A filed with the Commission on March 28, 2014, on October 2, 2013, Mr. Loeb sent a letter (the “October Letter”) to Mr. Ruprecht expressing concerns about the Company’s lack of leadership, strategic vision and alignment with stockholder interests. Mr. Loeb offered to join the Board immediately and to help recruit new directors, in an effort to help improve the business of the Company and create greater value for all stockholders.

Just two days after the October letter, in the face of a possible proxy contest but not in the face of a possible hostile takeover, the Board announced the adoption of the poison pill.

The poison pill the Board adopted is triggered by the acquisition of a mere 10% of the Common Stock of the Company by any investor who plans to engage in a proxy contest. However, the poison pill specifically allows passive 13G filers to acquire up to 20% of the Common Stock of the Company. The poison pill’s provision that discriminates between passive stockholders and other stockholders reflects, in Third Point’s view, the real purpose of the poison pill: to favor those stockholders who are more likely to be friendly to management while making it more difficult for all other stockholders, even those who seek to increase stockholder value, to participate in a proxy contest, thereby protecting the seats of incumbent Board members. The right to participate in elections is a fundamental stockholder right and essential aspect of corporate democracy, and Third Point strongly believes that the poison pill that was put in place by the Board is a legal mechanism designed to hamper the exercise of that fundamental stockholder right.

We note that Third Point has taken action in the Court of Chancery of the State of Delaware (the “Court”) with respect to the adoption of the poison pill. At a hearing held on March 31, 2014, the Court agreed to expedite the proceedings at Third Point’s request. Among other things, the Court found that Third Point has “a colorable claim that the shareholder rights plan here is unreasonable under Unocal and its progeny. It is a relatively unusual type of poison pill in that it does differentiate between the way it treats activist shareholders and passive shareholders.”

•	The Board has “created a listless corporate culture characterized by disregard for shareholder interests.”

Response: Third Point notes that the majority of the directors on the Board have served on the Board for seven or more years, and Third Point has been troubled by the leadership, stockholder misalignment, strategic direction and Board governance of the Company during

Mr. Nicholas P. Panos

April 14, 2014

their tenure. The Company’s struggles are evidenced by its disappointing performance in the significant growth categories of contemporary and modern art, its inability to develop and implement a coherent plan for an interest sales strategy, its chronically weak operating margins and a deteriorating competitive position relative to Christie’s.

When faced with pressure from Third Point to reevaluate the business strategy and future of the Company, the Board, instead of working collaboratively with its largest stockholder to improve its operations, adopted a poison pill that, as described above, Third Point believes was designed to protect the Board seats of incumbent members, many of whom have served on the Board for an extended number of years. The Board chose to protect their own members at the expense of reinvigorating the Company with Third Point’s candidates and suggestions for improvement, clearly reflecting their disregard for stockholder interests.

•	The Board is “lackadaisical.”

Response: As noted above, during this Board’s long tenure, Third Point believes that the Company’s business and financial performance have suffered. The Company has not taken the necessary steps to capitalize on opportunities for growth in online sales, auctions, adjustment areas and brand extensions.

Furthermore, recent events since Third Point’s initial involvement in the Company have demonstrated that the Board is reactive, not proactive. For example, after Third Point had its first meeting with representatives of the Company to discuss opportunities for improvement, the Company announced its review of capital allocation and financial policies and appointed a new CEO. After the October Letter, the Company announced that it was expanding its capital allocation review to include an examination of strategy, business and cost structure, it appointed a new Lead Independent Director and it announced its framework for business reinvestment and excess capital return, as well as a special dividend and cost savings program. Finally, after Third Point nominated three candidates to the Board and criticized the long tenure of most of the Board’s members, the Company acknowledged that they had offered Mr. Loeb a seat on the Board and nominated two new directors to replace two of their longest tenured directors.

Third Point does not believe that these changes would have been made if not for stockholder pressure.

•	That the Board is “entrenched,” particularly in light of the fact that the directors are elected annually.

Mr. Nicholas P. Panos

April 14, 2014

Response: As noted above, the majority of incumbent directors have served on the Board for seven or more years. Year after year, the same directors were nominated for election to the Board, with little change. After receiving Third Point’s October Letter, the Board’s knee-jerk reaction was to adopt the poison pill to protect their incumbent Board members in the face of stockholder pressure for strategic changes and a call to increase value for all stockholders. Although directors are elected annually, as described in our response above, Third Point believes that the poison pill was adopted to make it more difficult for stockholders to wage a proxy fight and have their stockholder-nominated directors be voted on the Board at the annual meeting, thereby protecting incumbent director seats and further entrenching Company-nominated Board members.

Furthermore, Institutional Shareholder Services (“ISS”) recently released “QuickScore 2.0” guidelines for optimal Board structure, stating that “tenure of more than nine years (can)…. potentially compromise a director’s independence.” Four of the Company’s twelve nominees for the Board have served for more than nine years.

2. Comment: As noted above and in prior comment 5, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for your assertions that Sotheby’s, in adopting its shareholder rights plan, has incurred a “substantial expense” that the Board has determined should be borne by the company’s shareholders.

Response: Third Point’s reference to the “substantial expense” that the Company’s stockholders bear refers to both the lost opportunities of creating higher equity value that may be realized if the Company were open to stockholders’ suggestions for improvement and Third Point’s nominees to the Board, and the added expense that Third Point must bear in waging a proxy contest in light of the poison pill that the Board adopted. As described above, Third Point believes that in adopting the poison pill, the Board chose to protect the Board seats of their own members at the expense of reinvigorating the Company with Third Point’s candidates and suggestions for improvement that would add value for all stockholders. In addition, the poison pill has made it more difficult and more expensive for Third Point to exercise its fundamental rights as a stockholder to solicit votes on important matters of common concern to all stockholders. The Board has also unnecessarily wasted and continues to waste the Company’s own time and resources, including legal, public relations and other similar fees, in defending (including in litigation) a poison pill that was not adopted in the context of a corporate takeover attempt and that Third Point believes should be declared unenforceable under the circumstances. These Company fees are being funded by the stockholders of the Company.

Mr. Nicholas P. Panos

April 14, 2014

* * *

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned, James Moloney, at (949) 451-4343 or Eduardo Gallardo at (212) 351-3847.

Sincerely,

/s/ James J. Moloney

James J. Moloney

Cc:	Luna Bloom, Securities and Exchange Commission
Josh Targoff, Third Point LLC
Eduardo Gallardo, Gibson, Dunn & Crutcher LLP